Exhibit 3.1.2

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CATALYTIC CAPITAL INVESTMENT CORPORATION

Russell I. Pillar hereby certifies that:

ONE: The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was on February 8, 2006.

TWO: The Amended and Restated Certificate of Incorporation of this Company ( the “Restated Certificate”) is hereby amended and restated to read as follows:

The first paragraph of the Fourth Article of the Restated Certificate of this corporation is hereby amended and restated to read in its entirety as follows:

“Fourth. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is One Hundred and One Million (101,000,000), One Hundred Million (100,000,000) shares of which shall be designated Common Stock, par value of $0.0001 per share, and One Million (1,000,000) shares of which shall be designated Preferred Stock, par value of $0.0001 per share. Upon the effectiveness of this Certificate of Amendment, every five (5) issued or outstanding shares of Common Stock of the Corporation shall be combined into four (4) shares of Common Stock. No fractional shares shall be issued in connection therewith, and each stockholder otherwise entitled to receive a fractional share shall receive the next lower whole number of shares of Common Stock.”

Paragraph A of the Fifth Article of the Restated Certificate of this corporation is hereby amended and restated to read in its entirety as follows:

“Immediately after the Corporation’s IPO, the amount of the net offering proceeds received by the Corporation in the IPO (including the proceeds of any exercise of the underwriter’s over-allotment option and 3% of the gross proceeds of the IPO payable to the underwriters of the IPO for deferred underwriting discounts and commissions (the “Deferred Underwriting Fee”)) and the proceeds of a private placement of the Corporation’s units and warrants to occur immediately prior to completion of the IPO, in each case as specified in the Corporation’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “Registration Statement”) at the time it goes effective, shall be deposited and thereafter held in a trust account established by the Corporation (the “Trust Account”). Neither the Corporation nor any officer, director or employee of the Corporation shall disburse any of the proceeds held in the Trust Account until the earlier of (i) a Business Combination or (ii) the liquidation of the Corporation as discussed in Paragraph D below; in each case in accordance with the terms of the investment management agreement governing the Trust Account; provided, however, that (x) proceeds held in the Trust Account may be released to the Company to satisfy any income tax obligation relating to the income of the property in the Trust Account and (y) up to $1,000,000 of the interest earned on the Trust Account may be released to the Company to cover operating expenses.”

THREE: All other provisions of the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

FOUR: This Certificate of Amendment to Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Company.

FIVE: This Certificate of Amendment to Amended and Restated Certificate of Incorporation has been duly approved by the holders of the requisite number of shares of this Company in accordance with Section 228 of the DGCL. This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 and 245 of the DGCL.

IN WITNESS WHEREOF, CATALYTIC CAPITAL INVESTMENT CORPORATION has caused this Certificate of Amendment to be signed by its duly authorized officer this 18th day of July, 2006.

CATALYTIC CAPITAL INVESTMENT CORPORATION

By:	/s/ Russell I. Pillar
Russell I. Pillar Chief Executive Officer

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